# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Direxion Shares ETF Trust, CIK 0001424958
CUSIP: 25461H523
Title of class of securities: Shares of Beneficial Interest
Address of issuer's principal executive offices: 535 Madison, 37th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 09/17/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001199835-26-000342
Filed by CIK 0002156277

## Reporting persons
- Upender V. Rao: type of reporting person: individual (IN); citizenship or place of organization: India (K7); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (11% of the class)

## Item 1. Issuer
Name of issuer: Direxion Shares ETF Trust
Address of issuer's principal executive offices: 535 Madison, 37th Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Upender V. Rao
Address of principal business office or, if none, residence: 305 East 63rd Street, Apt 15D, New York, NY 10065
Citizenship: India

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 100000
Percent of class: 11.0
Sole power to vote or to direct the vote: 100000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 100000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Upender V. Rao: /s/ Upender V. Rao, Individual (09/18/2026)